SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO/A

(Amendment No. 2—Final Amendment)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

LOEWS CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $0.01 per share

(Titles of Class of Securities)

540424108

(CUSIP Number of Class of Securities)

Gary W. Garson, Esq.

Senior Vice President, General Counsel and Secretary

Loews Corporation

667 Madison Avenue

New York, New York 10065-8087

(212) 521-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Filing Persons)

With copies to:
Gregory A. Fernicola, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3000	Andrew J. Pitts, Esq. Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, New York 10019 (212) 474-1000

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$208,999.79	Filing Party: Lorillard, Inc.
Form or Registration No.:	Form S-4, Registration No. 333-149051	Date Filed: February 5, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐    third-party tender offer subject to Rule 14d-1.

☑    issuer tender offer subject to Rule 13e-4.

☐    going-private transaction subject to Rule 13e-3.

☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed by Loews Corporation, a Delaware corporation (“Loews”), with the Securities and Exchange Commission (the “Commission”) on May 9, 2008, as amended by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the Commission on June 10, 2008 (as so amended, the “Schedule TO”). This Schedule TO relates to the offer by Loews to exchange up to 65,445,000 shares of common stock of Lorillard, Inc., a Delaware corporation (“Lorillard”), for shares of common stock of Loews (the “Exchange Offer”), as described in the final prospectus for such Exchange Offer in the form filed with the Commission pursuant to Rule 424 under the Securities Act of 1933 (the “Offer to Exchange”) included in Registration Statement No. 333-149051 on Form S-4 filed by Lorillard on February 5, 2008 (as amended to date, the “Registration Statement”). The terms and provisions of the Exchange Offer are described in the Offer to Exchange and the related Letter of Transmittal (the “Letter of Transmittal”) and Instruction Booklet (the “Instruction Booklet”), the forms of which are filed as Exhibits 99.3 and 99.4 to the Registration Statement, respectively. Copies of the Offer to Exchange, the Letter of Transmittal and the Instruction Booklet are filed herewith as Exhibits (a)(1), (a)(2) and (a)(3), respectively. The information set forth in the Offer to Exchange, the Letter of Transmittal and the Instruction Booklet is incorporated herein by reference in response to all the items of this Schedule TO, except as otherwise set forth below.

ITEM 4. Terms of the Transaction.

Item 4(a) of Schedule TO, which incorporates by reference the information contained in the Exchange Offer, is hereby amended and supplemented by adding the following thereto:

The Exchange Offer expired at 12:00 midnight, New York City time, on Monday, June 9, 2008. The exchange agent, Mellon Investor Services LLC, reported a final count of 171,506,287 shares of Loews common stock tendered for exchange, including 1,461,940 shares tendered by odd-lot holders electing not to be subject to proration. Under the terms of the offer, Loews accepted 93,492,857 shares of Loews common stock in exchange for 65,445,000 shares of Lorillard common stock, reflecting an exchange ratio of 0.70. Because more than 93,492,857 shares of Loews common stock were tendered in the Exchange Offer, the Exchange Offer was oversubscribed. Loews accepted all shares tendered by odd-lot shareholders electing not to be subject to proration. Additionally, Loews accepted on a pro rata basis a portion of all other tendered shares of Loews common stock based on a final proration factor of 54.1%.

Shares of Loews common stock tendered but not accepted for exchange will be credited to the tendering holder’s account in book-entry form. Shares of Lorillard common stock to be distributed pursuant to the terms of the Exchange Offer will be credited in book-entry form to accounts of the tendering holders by the exchange agent. Under the terms of the Exchange Offer, no fractional shares of Lorillard common stock will be distributed. Instead, fractional shares will be aggregated and sold, and the net cash proceeds of such sale will be distributed promptly to tendering stockholders in accordance with their fractional interests in the shares sold.

On June 13, 2008, Loews issued a press release announcing the final results of the Exchange Offer, a copy of which is filed as Exhibit (a)(9) hereto and is incorporated by reference herein.

ITEM 12. Exhibits.

Item 12 of the Schedule TO is hereby amended by adding the following thereto:

(a) (9)    Press Release issued by Loews on June 13, 2008.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LOEWS CORPORATION

By:	/s/ Gary W. Garson
Name: Gary W. Garson, Esq. Title: Senior Vice President, General Counsel and Secretary

Date: June 13, 2008

INDEX TO EXHIBITS

Exhibit Number	Document

(a)(1)	Offer to Exchange/Prospectus (incorporated herein by reference to Registration Statement No. 333-149051).

(a)(2)	Form of Letter of Transmittal for the Exchange Offer (incorporated herein by reference to Exhibit 99.3 to Registration Statement No. 333-149051).

(a)(3)	Form of Instruction Booklet for the Exchange Offer (incorporated herein by reference to Exhibit 99.4 to Registration Statement No. 333-149051).

(a)(4)	Form of Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit 99.5 to Registration Statement No. 333-149051).

(a)(5)	Form of Letter to Brokers, Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit 99.6 to Registration Statement No. 333-149051).

(a)(6)	Form of Letter to Clients (incorporated herein by reference to Exhibit 99.7 to Registration Statement No. 333-149051).

(a)(7)	Form of Letter from James S. Tisch to Stockholders Regarding the Exchange Offer (incorporated herein by reference to Exhibit 99.9 to Registration Statement No. 333-149051).

(a)(8)	Press Release issued by Loews on June 10, 2008 (incorporated by reference to Exhibit 99.1 of Loews’s Form 8-K filed on June 10, 2008).

(a)(9)	Press Release issued by Loews on June 13, 2008.

(e)	The sections entitled “Director Compensation,” “Director and Officer Holdings,” “Summary Compensation Table” and “Outstanding Equity Awards at Year-End” in Loews’s Proxy Statement relating to its Annual Meeting of Shareholders, as filed with the Securities and Exchange Commission on March 31, 2008 and incorporated herein by reference.

(h)	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding certain tax matters (incorporated herein by reference to Exhibit 8.1 to Registration Statement No. 333-149051).